NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock of W-H Energy Services, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on September 2, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. Information supplied by the Company or taken from other sources believed by the Exchange to be reliable indicates that as of August 19, 2008, the Company had fewer than 600,000 publicly held shares of Common Stock as a result of a tender offer made by Whitehall Acquisition Corp. a wholly-owned subsidiary of Smith International, Inc. The tender offer expired at 12:00 AM on August 18, 2008. 1. Section 802.01A of the Exchange's Listed Company Manual states, in part, that the Exchange would normally give consideration to suspending or removing from the list a security of a company when the 'number of publicly-held shares is less than 600,000.' 2. The Exchange, on August 19, 2008, determined that the Common Stock should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. 3. Pursuant to the above authorization, a press release was issued on August 19, 2008, and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on August 19, 2008 of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 4. On August 21, 2008, the Company indicated in an email that it formally waived its right to a hearing relative to the delisting of the stated Common Stock.